China Hefeng Rescue Equipment, Inc.
No. 88, Taishan Street
Beigang Industrial Zone
Longgang District, Huludao
Liaoning Province, China

February 21, 2013

Russell Mancuso, Esq.
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:           China Hefeng Rescue Equipment, Inc.
Form 8-K
Amended January 11, 2013
Response Submitted January 30, 2013
File No. 000-54224

Dear Mr. Mancuso:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Hefeng Rescue Equipment, Inc. (the “Company”) dated February 8, 2013.  For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.

Form 8-K amended January 11, 2013

Staff Comment 1. Please expand the response in your January 30, 2013 letter to us to:

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tell us the extent of the relationships between (1) the “three individuals [who] organized Huludao Rescue” and (2) you and your affiliates. Include relationships both before and after the 2010 and 2011 transactions identified in the first bullet point on page 7 of your Form 8-K.

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provide us your analysis of why you believe your Form 8-K need not describe the “return benefit” mentioned in the last sentence of your letter to us dated January 30, 2013. Address in your response why you believe the Form 8-K need not inform investors of the extent to which the registrant and its affiliates are a party to an understanding that they will provide a benefit to another party. Also address the basis for your belief that your disclosure stating that the sole consideration for the December 2011 transaction was reimbursement of registered capital provides all required disclosure regarding the transaction if the consideration also included an understanding regarding a return benefit.

Response to First Bullet:

Prior to 2010 none of the current affiliates of Huludao Rescue had any relationship with the three founders of Huludao Rescue, except that Baoyuan Zhu was familiar with them as fellow businessmen in the community.  In 2010 Mr. Zhu suggested that the three founders organize a business to engage in the design and marketing of mining equipment, and promised that he would direct business towards their company.  Based on those assurances, the three individuals organized Huludao Rescue and contributed the registered capital of 500,000 Renminbi.  Mr. Zhu directed little business to Huludao Rescue, however, and in June 2010 the three founders demanded that Mr. Zhu reimburse their contribution to the business.  A contract was made in June 2010, therefore, providing that Mr. Zhu and Jianjun Gao would purchase Huludao Rescue by reimbursing the three founders for their investment in the business.  Payment would be made when the transfer of equity had been registered with the government.  Registration required that the sellers and the purchasers together meet with the officials of the government registration office.

In July 2010 Baoyuan Zhu and Jianjun Gao commenced management of Huludao Rescue, while awaiting the transfer of ownership.  The three founders repeatedly delayed the registration of ownership transfer, however.  Finally, in November 2011 the purchasers were able to compel the sellers to register the transfer of ownership, which was formally completed on December 12, 2011.  Since that day, there has been no relationship between the three founders and Huludao Rescue or any affiliate of Huludao Rescue.

Response to Second Bullet:

The last sentence of our January 30, 2013 letter stated that “(A)ll parties are aware of the benefit given to the purchaser in this transaction, and will be mindful of that benefit if opportunities for a return benefit later occur.”  We did not, by that statement, intend to suggest that there is “an understanding that (we) will provide a benefit to another party” or that “the consideration also included an understanding regarding a return benefit.”  We are sorry that our comment led the Staff to those conclusions. Our statement was intended only to convey the fact that there was a cooperation among the parties in founding Huludao Rescue and then transferring it, and that a similar spirit of cooperation may arise if the parties should have any future business activity.

There is no legal commitment or moral obligation for us to provide anything to the founders of Huludao Rescue.  To the contrary, we entered into a contract that was completely equitable on its terms when entered; it only became unbalanced because the sellers delayed the closing while the purchasers built the business to a point where it was worth more than the registered capital.

To help clarify the manner in which Baoyuan Zhu and Jianjun Gao acquired Huludao Rescue, when the Staff has completed its review of our response to the comments, we will file a fourth amendment to the 8-K in which we will modify the first bullet point on page 7 thus:

On May 11, 2010 three individuals organized Huludao Rescue in the PRC under the name “Huludao Qicailansha Building Decoration Engineering LLC” and contributed 500,000 RMB ($73,200) to its capital.  In June 2010 Baoyuan Zhu and Jianjun Gao contracted to purchase that entity from its founders, the sole consideration to be reimbursement of the founders’ contribution of capital.  The sale was not completed until December 2011, so from July ~~May~~ 2010 until December 2011 Baoyuan Zhu and Jianjun Gao acted as ~~a~~ technical consultants to the original founders. ~~In December 2011, Baoyuan Zhu joined with Jianjun Gao, who had no prior relationship to the Company, to acquire Huludao Rescue from the original founders.  The sole consideration they gave for Huludao Qicailansha Building Decoration Engineering LLC was to reimburse the original founders for their contribution of the registered capital.~~  After the transfer of Huludao Qicailansha Building Decoration Engineering LLC was completed in December 2011 ~~transfer~~, the three original founders had no further relationship with the Company.  Baoyuan Zhu and Jianjun Gao changed its name at that time to “Huludao Hefeng Rescue Equipment Co., Ltd.”

Huludao Hefeng Rescue Equipment Co., Ltd. Financial Statements For The Year Ended December 31, 2011 And For The Period From May 11, 2010 (Inception) Through December 31, 2010

Note 1. Organization, page 8

Staff Comment 2. We see from your correspondence dated January 30, 2013 that when Baoyuan Zhu and Jianjun Gao acquired Huludao Rescue from the original founders in December 2011, the net assets were transferred in exchange for the registered equity. Please tell us how you accounted for the acquisition. In that regard, please tell us how you valued the assets and liabilities acquired. Please reference FASB ASC 805-30-25-2 through 4.

Response:

Our letter dated January 30, 2013 does not say that the net assets were transferred for the registered equity.  The letter says that the Baoyuan Zhu and Jianjun Gao purchased ownership of Huludao Rescue by paying cash to the prior owners equal to the registered equity.  The principals for measuring a bargain purchase set forth in ASC 805-30-25, therefore, do not apply to this transaction, since Baoyuan Zhu and Jianjun Gao are not an “acquirer” (as defined in the Master Glossary of the ASC), and Huludao Rescue was not a party to the transaction.

Staff Comment 3. As a related matter, we note the reference made to the “benefit given to the purchaser in this transaction.” Tell us the nature of such “benefit.” Please tell us if you ascribed any value to the benefit given to the purchaser as part of the consideration transferred in the business combination under FASB ASC 805-30-30-7.

Response:

We have described, in Response to Comment 1 of this letter, the very limited benefit that was referred to in our January 30 letter.  That “benefit” has no quantifiable value, and more likely than not will have no value at any time.  Moreover, since Huludao Rescue was not a party to the transaction, nor was any entity a party to the transaction, the transaction was not a business combination governed by ASC 805-30-30.

Dragons Soaring Limited and Subsidiaries Consolidated Financial Statements For The Three Months Ended March 31, 2012 And 2011

Note 2. Summary of Significant Accounting Policies, page 8

Reclassification and Restatement, page 11

Staff Comment 4. Please reconcile the “as reported” line items in the table on page 11 to the original line items reported in the Form 8-K filed on June 15, 2012. Note that the table in the footnote disclosure about the restatement should present all restatements and reclassifications made to each impacted line item from the originally filed statement of operations. As a related matter, please also clarify why cost of commission decreased in the current presentation when you state that you reclassified the portion of business tax attributable to commission revenue from cost of sales to cost of commissions.

Response:

The “Reclassification and Restatement” note included in Amendment No. 3 to the 8-K erroneously compared the Statements of Income included in that filing with the Statements of Income included in Amendment No. 1, thus showing only the effects of the reclassification of a portion of business tax from cost of sales to cost of commissions.  However, the Statements of Income in Amendment No. 1 differed from the Statements of Income in the initial filing in that certain selling and marketing expenses attributable to commission revenue had been reclassified from selling and marketing to cost of commissions.

In addition, in preparing the EDGAR text of Amendment No. 3 to the 8-K, we failed to make the changes to the Statements of Income that are described in the Reclassification and Restatement Note.  In Amendment No. 4, the Statements of Income will be restated as described in the Note.

To correct this error, when the Staff has completed its review of our response to the comments, we will file a fourth amendment to the 8-K in which we will replace the Reclassification and Restatement note with the following text:

Reclassification and Restatement

The Consolidated Statements of Income and Other Comprehensive Income for the three months ended March 31, 2012 and 2011have been restated.  In the Statements as originally filed, we had classified all business tax accrued during the periods as cost of sales and all cost of commissions accrued during the periods as selling and marketing.  In the restated Statements, we have reclassified the portion of business tax and selling and marketing attributable to commission revenue as cost of commissions.  These reclassifications have no effect on previously reported earnings.  The following table specifies the effect of the reclassification on each affected item in the Consolidated Statements of Income and Other Comprehensive Income:

	Three Months Ended March 31, 2012		Three Months Ended March 31, 2011
	As Reported	As Restated	As Reported	As Restated
Cost of Sales	$570,766	$477,558	$607,553	$596,213
Gross Profit	$101,017	$194,225	$466,194	$477,534
Cost of Commissions	$0	$648,354	$0	$146,397
Net Commissions	$1,636,682	$988,328	$202,501	$56,104
Selling and Marketing	$599,342	$44,196	$147,450	$12,393
Total operating expenses	$676,854	$121,708	$171,937	$36,880

Sincerely,

/s/ Baoyuan Zhu
Baoyuan Zhu
Chairman of the Board

ACKNOWLEDGEMENT

China Hefeng Rescue Equipment, Inc. acknowledges that:

●	China Hefeng Rescue Equipment, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	China Hefeng Rescue Equipment, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA HEFENG RESCUE EQUIPMENT, INC.

By:	/s/ Baoyuan Zhu
Baoyuan Zhu
Chairman of the Board